

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2014

Via E-mail
Gerard McGowan
Managing Director and Chairman of the Board of Directors
CBD Energy Limited
Suite 2-Level 2
53 Cross Street, Double Bay
Sydney, NSW 2028
Australia

> **Re:** **CBD Energy Limited**
> **Registration Statement on Form F-1**
> **Filed March 25, 2014**
> **File No. 333-194780**

Dear Mr. McGowan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note you are describing this transaction as a firm commitment underwriting, yet you have not yet identified an underwriter. Please identify the underwriter in your next amendment.

2. Please include all Non-430A information in your registration statement, including the volume of securities to be sold.

Use of Proceeds, page 39

3.      We note in your third bullet point you discuss a non-binding letter of intent to acquire a business.  Please expand your disclosure to describe the business in more detail.

4.      We note in your fourth bullet point you describe the acquisition of a wind project in Australia.  Please clarify what the $1.5 million will provide you and what "progress" will be made.  Further, please disclose how you intend to come up with the remaining amounts to complete the project.

5.      Also, please revise your summary discussion of the use of proceeds on page 6 to reflect your disclosure in this section.

Exhibits

6.      Please file your opinion of counsel and your underwriting agreement prior to seeking effectiveness.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

  - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  - the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jay Mumford at 202-551-3637 or me at 202-551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Yvan-Claude J. Pierre, Esq.